SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Imaging Technologies Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                                 ---------------
                                 (CUSIP Number)

                            American Industries, Inc.
                             1750 N.W. Front Avenue
                                    Suite 106
                             Portland, Oregon 97209
                                 (503) 222-0060
                    ----------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                  July 21, 1998
                    ---------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244U-104


1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     American Industries, Inc.
     IRS Identification Number:  93-0331722


2.   Check the appropriate box if a member of a group     (a) / /
                                                          (b) / /


3.   SEC USE ONLY


4.   Source of Funds

     WC, OO


5.   Check box if disclosure  of legal  proceedings  is required  pursuant to
     Items 2(d) or 2(e)                                       / /


6.   Citizenship or place of organization
     Oregon


7.   Sole Voting Power
     635,000*


8.   Shared Voting Power
     -0-


9.   Sole Dispositive Power
     635,000*




------------------------
     * Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares.

10.  Shared Dispositive Power
     -0-

11.  Aggregate amount beneficially owned by each reporting person
     635,000*


12.  Check box if the aggregate amount in row (11) excludes certain shares
                                                                /x/


13.  Percent of class represented by amount in row (11)
     5.3% percent*


14.  Type of Reporting Person
     CO



























------------------------------
     * Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares.

Item 1. Security and Issuer
---------------------------

     Title of Class:

              Common Stock

     Name and Address of Principal Executive Offices of Issuer:

              Imaging Technologies Corporation
              11031 Via Frontera, Suite 100
              San Diego, California  92127

Item 2.  Identity and Background
--------------------------------

     Reporting Person:

              The  reporting   person  is  American   Industries,   Inc.,  a
              corporation organized under the laws of the state of Oregon ("American").

              The principal business of American has historically been steel fabrication and operation of steel service centers. At the present time, its principal business is investments. Its principal business address and its principal executive offices are located at:

                       1750 N.W. Front Avenue
                       Suite 106
                       Portland, OR  97209

     Persons enumerated pursuant to General Instruction C:

              The following information is provided with respect to the executive officers and directors of American and each person controlling American:

Name and Business          Citizenship      Principal Occupation
   Address                 -----------         or Employment
-----------------                           ---------------------

Howard H. Hedinger            USA           Chairman and President
                                            American Industries, Inc.
                                            1750 N.W. Front Avenue
                                            Suite 106
                                            Portland, OR  97209

Robert M. Johnson             USA           Investor
                                            917 S.W. Oak, #333
                                            Portland, OR  97205





Ellison C. Morgan             USA           Investor
                                            11510 S.W. Summerville
                                            Portland, OR  97219

M.J. Lampros                  USA           President
                                            Lampros Steel
                                            8524 N. Crawford
                                            Portland, OR  97203

Hillary M. Claussen           USA           Investor
                                            62 Piedmont Road
                                            Larkspur, CA  94939

                  During the last five years, neither the reporting person, nor any of the persons enumerated above pursuant to General Instruction C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  The funds used by American to purchase the shares held by it were provided by the general working capital funds of American and by funds advanced through a margin account with Black and Company, Inc., One Southwest Columbia Street, Portland, Oregon 97258. As of the date of this report, funds invested in the subject security by American aggregated $2,757,273.

Item 4. Purpose of Transaction
------------------------------

                  The shares were purchased for investment. It is possible that American may, from time to time, acquire additional shares, or dispose of shares, either through brokerage firms or in privately negotiated transactions. Its decisions to do so will be influenced by, among other considerations, investment characteristics of the securities, as well as both fundamental and technical analyses of the issuer and the securities markets generally. American is presently engaged in discussions regarding possible purchase of additional shares of the issuer's common stock in a privately negotiated transaction. Except as stated herein, American has no immediate plans or proposals to either acquire more shares, or dispose of shares of the issuer.

                  American is engaged in discussions with respect to possible loans from American and other investors, including Ellison C. Morgan, a director of American, to the issuer. In connection with the proposed loans, the lenders have made suggestions to the issuer, including retaining a professional financial consultant, entering into certain affirmative covenants, and reviewing certain existing agreements. Negotiations with respect to the loans are continuing.

                  Although American has discussed the possibility of representation on the board of directors of the issuer, it has no present plans to seek such representation and has no present intention to take any action which relates to or which would result in any of the transactions described in clauses (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

                  The foregoing discussion accurately represents the range of activities presently contemplated by American with respect to the issuer and its Common Stock. However, American reserves the right to change its intentions or the scope of its possible activities at any time.

                  Ellison C. Morgan, a director of American, is also a shareholder of the issuer and, together with Ellison Christopher Morgan, MCM Partners, L.P., Ellison C. Morgan Revocable Trust, 2030 Investors, LLC, and 2030 Investors 401K (collectively, the "Morgan Reporting Persons"), has filed with the Commission a separate Schedule 13D with respect to Common Stock of the issuer. American denies that it is acting in concert with Mr. Morgan or any other Morgan Reporting Persons. Upon information and belief, the Morgan Reporting Persons hold an aggregate of 1,539,057 shares of the issuer's common stock, all as more particularly described in the Schedule 13D filed on behalf of the Morgan Reporting Persons, as amended.


Item 5.  Interests in Securities of Issuer
------------------------------------------

          Ellison C. Morgan, one of the persons named in response to Item 2, together with other Morgan Reporting Persons, has acquired an aggregate of 1,539,057 shares of the issuer's common stock, representing, in the aggregate, approximately 12.9 percent of the outstanding common stock (based upon the number of shares reported to have been outstanding as of May 12, 1998 in the issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998). Such shares are held with shared voting power and shared dispositive power. American denies that it is acting in concert with Mr. Morgan or any other Morgan Reporting Persons. See also response to Item 4. Upon information and belief, during the lesser of 60 days or the period since the most recent Schedule 13D filing by the Morgan Reporting Persons, the Ellison C. Morgan Revocable Trust purchased an aggregate of 30,000 additional shares of the issuer's Common Stock in open market transactions effected through a registered broker-dealer on June 24 and 25, 1998.

                  American has acquired an aggregate of 635,000 shares of the issuer's Common Stock, representing, in the aggregate, approximately 5.3% of the issuer's outstanding Common Stock. American holds all such shares with sole voting power and sole dispositive power. Such shares were acquired by American in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:


DATE              NUMBER OF SHARES  PRICE PER SHARE   AGGREGATE PRICE
----              ----------------  ---------------   ---------------
(adjusted
for split)

02/25/97             71,000             $7.40         $  526,717.54

10/10/97             13,500             $6.25         $   84,378.00

10/23/97             10,000             $6.13         $   61,253.00

10/10/97              4,500             $6.13         $   27,565.50

10/10/97              5,000             $6.06         $   30,315.50

10/10/97              2,000             $6.00         $   12,000.00

06/18/97             10,000             $6.03         $   60,003.00

06/17/97             10,000             $6.03         $   60,003.00

06/21/97              2,900             $6.00         $   17,403.00

10/27/97              5,000             $5.75         $   28,753.00

06/27/97             10,000             $5.52         $   55,190.00

03/06/97             20,000             $5.50         $  110,003.00

10/28/97             20,000             $5.50         $  110,003.00

11/17/97              4,200             $5.38         $   22,578.00

11/12/97             10,000             $5.38         $   53,753.00

11/13/97             10,000             $5.25         $   52,503.00

11/12/97              2,000             $5.25         $   10,500.00

11/14/97                900             $5.25         $    4,728.00

03/10/97              8,000             $5.25         $   42,003.00

03/07/97             11,000             $5.25         $   57,753.00

11/06/97             10,000             $5.13         $   51,253.00

03/13/97             10,000             $4.61         $   46,128.00

12/31/97             15,000             $4.47         $   67,053.00

04/17/97             50,000             $4.14         $  206,875.50

06/30/98             14,000             $3.80         $   53,203.00

07/17/98             20,000             $3.75         $   67,503.00

03/03/98              5,000             $3.50         $   17,503.00

02/26/98             10,000             $3.38         $   33,818.63

07/15/98             20,000             $3.25         $   65,003.00

07/21/98             40,000             $3.16         $  126,400.00

07/20/98             20,000             $3.16         $   63,300.00

04/29/98              8,500             $2.94         $   24,971.75

04/21/98              2,500             $2.91         $    7,268.75

04/21/98              7,500             $2.88         $   21,565.50

04/23/98              1,500             $2.88         $    4,315.50

05/18/98             50,000             $2.81         $  140,628.00

05/26/98             20,000             $2.78         $   55,625.00

06/08/98             20,000             $2.77         $   55,340.00

06/22/98              1,000             $2.61         $    2,613.00

06/11/98             10,000             $2.54         $   25,400.00

06/15/98              5,000             $2.53         $   12,659.25

05/29/98             15,000             $2.48         $   37,278.00

06/15/98             10,000             $2.44         $   24,403.00

05/28/98              5,000             $2.41         $   12,659.25

07/27/98             20,000             $3.06         $   61,200.00

07/28/98             15,000             $3.06         $   45,900.00

                                             TOTAL    $2,757,272.67
                                                      =============

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  With
---------------------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------


             See response to Item 4 herein.



Item 7.  Material to be Filed as Exhibits
-----------------------------------------

              Not applicable.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 1998                     AMERICAN INDUSTRIES, INC.





                                       By: /s/ Howard H. Hedinger
                                           ------------------------------------
                                           Howard H. Hedinger, Chairman